[redacted]

12028036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 9/14/12

DIVISION OF
CORPORATION FINANCE

October 23, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/23/12

Gary C. Ivey
Alston & Bird LLP
gary.ivey@alston.com

Re: Family Dollar Stores, Inc.
Incoming letter dated September 14, 2012

Dear Mr. Ivey:

This is in response to your letter dated September 14, 2012 concerning the shareholder proposal submitted to Family Dollar by the AFL-CIO Reserve Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Brandon J. Rees
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

October 23, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Family Dollar Stores, Inc.
Incoming letter dated September 14, 2012

The proposal urges the board of directors to amend the company's Business Partner Code of Conduct to adopt and enforce the "Fundamental ILO Conventions" set forth in the proposal and to prepare a report to shareholders concerning the implementation of the policy.

We are unable to concur in your view that Family Dollar may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Family Dollar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Family Dollar may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented,it appears that Family Dollar's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Family Dollar has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Family Dollar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALSTON&BIRD LLP

Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, NC 28280-4000

704-444-1000
Fax: 704-444-1690
www.alston.com

Gary C. Ivey **Direct Dial: (704) 444-1090** **E-mail: gary.ivey@alston.com**

September 14, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

Our client, Family Dollar Stores, Inc. ("Family Dollar" or the "Company"), has received a shareholder proposal and supporting statement (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy materials for the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). The Proposal urges Family Dollar's Board of Directors (the "Board") to amend Family Dollar's Business Partner Code of Conduct to adopt and enforce the International Labor Organization's (the "ILO") Declaration of Fundamental Principles and Rights at Work and applicable ILO conventions (the "Fundamental ILO Conventions") and for the Board to prepare a report to shareholders concerning implementation of the Proposal. For your review, we have attached a copy of the Proposal and related correspondence as Appendix A.

On behalf of Family Dollar, we hereby notify the Division of Corporation Finance (the "Division") of Family Dollar's intention to omit the Proposal pursuant to (1) Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Proposal is vague and indefinite, and (2) Rule 14a-8(i)(10) of the Exchange Act because the Proposal has been substantially implemented by the Company. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable as set forth below.

Pursuant to Staff Legal Bulletin 14D (Nov. 7, 2008), this letter and its attachments are being emailed to the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov. A copy of this letter and its attachments are also being delivered on this date to the Proponent via facsimile and overnight delivery service, informing it of Family Dollar's intention to omit the Proposal from its 2013 Proxy Materials. Family Dollar intends to file its definitive 2013 Proxy Materials on or about December 5, 2012. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Family Dollar files its definitive proxy statement and form of proxy with the Commission.

1. Background

Given the importance of global workplace conditions to the Company's customers, employees and supply chain base, the Company recognized the practical benefits of and several years ago, formally established and implemented, its Business Partner Code of Conduct (the "Code of Conduct") to address concerns regarding global workplace conditions and labor practices in domestic and overseas factories which produce merchandise for Family Dollar. The Code of Conduct includes, among other things, non-discrimination, employee safety and employee rights provisions, as well as prohibitions on the use of forced and child labor. A copy of the current form of the Code of Conduct as approved in May 2008 is attached as Appendix B.

In its Proposal, the Proponent asserts that, because the Code of Conduct does not incorporate all the Fundamental ILO Conventions, it may not be adequate in certain requests.

2. The Proposal

The resolution included in the Proposal is as follows:

> Resolved, the shareholders of Family Dollar Services, Inc. ("Family Dollar") urge the Board of Directors ("Board") to amend Family Dollar's Business Partner Code of Conduct to adopt and enforce the International Labor Organization's ("ILO") Declaration of Fundamental Principles and Rights at Work and applicable ILO conventions (collectively, the "Fundamental ILO Conventions"):
>
> (a) freedom of association and the effective recognition of the right to collective bargaining (ILO Conventions 87 and 98);
> (b) the elimination of all forms of forced or compulsory labor (ILO Conventions 29 and 105);
> (c) the effective abolition of child labor (ILO Conventions 138 and 182); and
> (d) the elimination of discrimination in respect of employment and occupation (ILO Conventions 100 and 111).
>
> The Board should prepare a report, at reasonable cost and omitting proprietary information, to shareholders concerning the implementation of this policy.

3. The Proposal would violate federal proxy rules as the Proposal is so inherently vague and indefinite as to be misleading, and thus is excludable under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin 14B (Sep. 15, 2004), the Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Because the Proposal (a) fails to sufficiently describe the Fundamental ILO Conventions it proposes that the Company should adopt and enforce, (b) is subject to various interpretations with respect to which parts of the Fundamental ILO Conventions the Company should insert into its Code of Conduct, and (c) includes only vaguely worded summaries of the Fundamental ILO Conventions the Proponent believes the Company should adopt, the Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

The Staff has regularly concurred with the exclusion of shareholder proposals that rely on external standards for a central element of the proposal when the proposal and supporting statement failed to sufficiently describe the substantive provisions of the external standard. For example, in *Chiquita Brands International, Inc.* (Mar. 7, 2012), *Sprint Nextel Corporation* (Mar. 7, 2012) and *MEMC Electronic Materials, Inc.* (Mar. 7, 2012), the Staff concurred with the exclusion of proposals that sought to include director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" in the company's proxy materials. In each such letter, the Staff agreed with the companies' arguments that the specific eligibility requirements represent a central aspect of the proposal and that most shareholders would not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposals. As such, neither the shareholders nor the companies would be able to determine with any reasonable certainty exactly what actions or measures the proposals required. See also *AT&T, Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal seeking a report disclosing, among other items, "payments used for grassroots lobbying communications as defined in 26 CFR §56.4911-2," where the meaning of a material element of the proposal, "grassroots lobbying communications," was not clear on the face of the proposal and was not clarified by a reference to the Code of Federal Regulations), *Exxon Mobil Corp.* (Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); and *Occidental Petroleum Corp.* (Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights").

Finally and perhaps most directly applicable to the Proposal in light of its subject matter, see *AnnTaylor Stores Corp.* (Jan. 12, 2001) and *Alcoa Inc.* (Dec. 24, 2002). In *AnnTaylor Stores Corp.* and *Alcoa Inc.*, the Staff concurred with the exclusion of proposals requesting the boards of directors to "commit the Company to full implementation of these human rights standards" where the proposals failed to adequately describe the specific standards within the eight referenced ILO conventions which the proponents sought to be applied.

In the current case, the Proposal requests that the Board of Directors amend the Code of Conduct to adopt and enforce the Fundamental ILO Conventions which is a set of broadly framed human rights standards that include "applicable ILO conventions" containing sweeping statements regarding child and forced labor, trade unions, collective bargaining and discrimination. However, the Proposal fails to set forth those ILO conventions and instead sets forth only the four broad principles that are included therein. As written, the Proposal appears to require the Company to adopt the eight ILO conventions incorporated into the Fundamental ILO Conventions in their entirety. As indicated in its supporting statement, the Proponent believes "that *incorporating all the Fundamental ILO Conventions* into Family Dollar's Business Partner Code of Conduct will help ensure that Family Dollar's suppliers act in conformity with internationally-recognized labor rights standards." (emphasis added).

Each of those individual ILO conventions contains numerous articles that adopting companies would be required to follow. Indeed, each single ILO convention is four to ten pages in length and contains up to 33 separate articles. The eight ILO conventions include 141 articles and an aggregate of 50 pages. The four broad principles set forth in the Proposal are intended to summarize all 50 pages and 141 separate articles, which does not pass muster under even the most expansive view of minimally adequate disclosure. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures the Company would have to take in the event that the Proposal were adopted and implemented, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from actions contemplated by shareholders in voting on the Proposal. A copy of the Fundamental ILO Conventions is attached as Appendix C.

For example, ILO conventions 138 and 182 are summarized in the Proposal as follows:

"(c) the effective abolition of child labor (ILO Conventions 138 and 182)"

However, if the Company were to adopt and implement these ILO conventions, the Company would have to require its suppliers to do the following, none of which appears in the Proposal:

- Undertake to pursue a national policy designed to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;

- Specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory;

- Notify the Director-General of the International Labour Office, by further declarations, that it specifies a minimum age higher than that previously specified;

- Ensure that the minimum age of employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years;

- Ensure that the minimum age of employment is not less than 14 years in places where the economy and educational facilities are insufficiently developed;

- Ensure that the minimum age of employment for any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardize the health, safety or morals of young persons is not less than 18 years;

- Undertake to secure the prohibition and elimination of the worst forms of child labor as a matter of urgency, including (i) slavery, trafficking, debt bondage and serfdom and forced or compulsory labor, including forced or compulsory recruitment of children for use in armed conflict; (ii) the use, procuring or offering a child for prostitution, for the production of pornography or for pornographic performances; (iii) the use, procuring or offering of a child for illicit activities, in particular for the production of trafficking of drugs as defined in the relevant international treaties; and (iv) work which, by its nature or the circumstances in which it is carried out, is likely to harm the health, safety or morals of children;

- Establish or designate appropriate mechanisms to monitor the implementation of the provisions giving effect to this Convention;

- Establish programs of action to eliminate as a priority the worst forms of child labor, which such programs of action are to be designed and implemented in consultation with relevant government institutions and employers' and workers' organizations and take into consideration the views of other concerned groups as appropriate;

- Take effective and time-bound measures to:

    - Prevent the engagement of children in the worst forms of child labor;
    - Provide the necessary and appropriate direct assistance for the removal of children from the worst forms of child labor and for their rehabilitation and social integration;
    - Ensure access to free basic education, and, wherever possible and appropriate, vocational training, for all children removed from the worst forms of child labor;
    - Identify and reach out to children at special risk; and
    - Take account of the special situation of girls; and

- Designate the competent authority responsible for the implementation of the provisions giving effect to this Convention.

Only by reading the ILO conventions (and likely not even then) would shareholders understand the impact of adoption of the Proposal. The Proposal submitted to Family Dollar is distinguishable from that addressed in *McDonald's Corporation* (Jan. 16, 2007). There, the Staff did not concur in the omission of a proposal under Rule 14a-8(i)(3). In *McDonald's Corporation*, rather than proposing the company "adopt and enforce" sweeping standards that incorporate voluminous ILO conventions, the proposal requested that the board of directors amend its code of conduct "based on" the Fundamental ILO Conventions. The *McDonald's Corporation* proposal requested the company to implement a code of conduct using the ILO conventions as a resource. Management in *McDonald's Corporation* still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO conventions applicable to their business operations, while at the same time meeting the needs of their employees around the world. *See e.g. Alcoa Inc.* (Dec. 24, 2002) for a similar distinction.

The *McDonald's Corporation* proposal also included summaries of the Fundamental ILO Conventions that could easily be inserted into a code of conduct as opposed to the vague, fragmented references made in Proponent's Proposal. For example, in *McDonald's Corporation*, the proponent summarized ILO conventions 87 and 98 in the following manner: "All workers have the right to form and join trade unions and to bargain collectively." The Proponent, on the other hand, merely refers to: "freedom of association and the effective recognition of the right to collective bargaining" with no explanation of the scope of actions required under the related ILO conventions.

Based on the foregoing, the Company believes that the Proposal may be properly excluded from its 2013 Proxy Materials under Rule 14a-8(i)(3).

4. The Proposal has been substantially implemented and is excludable under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the exclusion of stockholder proposals if a company has already substantially implemented the proposal. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of the shareholders having to consider matters which already have been favorably acted upon by the management..." *Exchange Act Release No. 34-12598* (July 7, 1976), Part II. 10. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. Rather, the applicable standard is one of substantial implementation. *See Exchange Act Release No. 34-20091* (Aug. 16, 1983). In *The Talbots Inc.* (Apr. 5, 2002), the Staff concurred that a proposal requesting the board commit to the implementation of a code of conduct based on ILO human rights standards could be excluded under Rule 14a-8(i)(10) as substantially implemented. The Staff agreed with Talbots' argument that the proposal had been substantially implemented because Talbots' existing Standards for Business Practice and Code of Conduct for Suppliers covered each form of conduct set forth in the ILO principles enumerated in the proposal, despite the fact that they were not presented exactly as proposed by proponent. *See also Caterpillar Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *The Dow Chemical Co.* (Mar. 2, 2006). The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, even if implemented in ways that differ from those suggested by the proponent, or has implemented the essential objectives of the proposal, the stockholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See XCel Energy Inc.* (Feb. 17, 2004) (proposal requesting a report to shareholders of investigation by an independent committee of the board of directors regarding pressure to reduce CO_2 and other emissions determined to be substantially implemented by company's programs to reduce emissions at various power plants and other environmental compliance initiatives related to emission reduction, leadership in the development and use of renewable energy and the posting of a report addressing actions taken by the company); *The Gap, Inc.* (Mar. 16, 2001) (proposal requesting report on child labor practices determined to be substantially implemented by establishment and implementation of Code of Vendor Conduct, implementation of extensive internal and external monitoring programs, publication of information on its website with respect to Vendor Code and willingness to discuss matters in proposal with shareholders, as well as routine correspondence with such parties with respect to such matters); *Kmart Corp.* (Feb. 23, 2000) (proposal requesting report on vendors' standards and compliance program for company's vendors, subcontractors and agents in other countries determined to be substantially implemented through company's establishment of vendor workplace code of conduct, use of third party monitoring program, circulation of shareholder report and discussion of matters with shareholders). In all of the above cited matters, the Staff concurred that the company may omit the shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

Family Dollar currently has policies and procedures in place relating to the subject matter of the Proposal that address the underlying objectives of the Proposal: the safety and fair treatment of employees of the Company's suppliers. Pursuant to the Code of Conduct, Family Dollar may cancel all outstanding purchase orders or other business with a business partner or reject or return any merchandise if a business partner fails to adhere to the requirements detailed in the Code of Conduct. The Company also monitors compliance with the Code of Conduct through supplier self-assessments and use of third party audits.

A comparison of the Fundamental ILO Conventions enumerated under four headings in the Proposal with Family Dollar's existing Code of Conduct demonstrates that the Code of Conduct addresses each form of conduct set forth in the Proposal, as well as a means to monitor and verify compliance by its suppliers and manufacturers, as set forth below.

The Proponent requests that the Company's Code of Conduct include the ILO conventions that seek "the elimination of all forms of forced or compulsory labor." Section II of the Code of Conduct entitled "Labor Policy" provides that "Family Dollar will not knowingly work with business partners who use forced or compulsory labor, perceived or otherwise, in the manufacture of products for our stores. Labor, including overtime, shall be voluntary at all times."

The Proponent requests that the Company's Code of Conduct include the ILO conventions that seek "the effective abolition of child labor." Section VIII of the Company's Code of Conduct entitled "Child Labor" provides that "Family Dollar will not knowingly work with business partners who utilize child labor. Child labor is defined as either being below the local minimum working age, or the age of 14, whichever is greater."

The Proponent requests that the Company's Code of Conduct include the ILO conventions that seek "the elimination of discrimination in respect of employment and occupation." Section IV of the Company's Code of Conduct entitled "Equal Employment Opportunities" provides that "Family Dollar has the highest respect for cultural differences. However, we believe workers should be employed based upon their abilities, rather than their race, gender, personal characteristics or beliefs. Evidence of discrimination or discriminatory behavior in the workplace, or any form, will not be tolerated."

The Proponent requests that the Company's Code of Conduct include the ILO conventions that provide for "freedom of association and the effective recognition of the right to collective bargaining." Section V of the Company's Code of Conduct entitled "Workers' Rights" provides that "Family Dollar expects that its business partners will abide by all applicable local laws respecting the rights of workers. Business Partners are encouraged to develop internal programs, policies and procedures that clearly define their business practices and provide employees with a viable means of managing conflict and resolving disputes." For employees of Family Dollar suppliers that are covered by national or international labor laws, the right to form and join unions is protected and thus a part of Family Dollar's Code of Conduct. For those employees of Family Dollar suppliers that are parties to collective bargaining agreements, modifying the Company's Code of Conduct could create conflicting provisions and potentially violate the terms of those agreements. Accordingly, to the extent it is lawfully and contractually permitted to do so, Family Dollar's Code of Conduct deals with this item of the Proposal as well.

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2013 Proxy Materials under Rule 14a-8(i)(10), as it has been substantially implemented.

5. Conclusion

Based on the foregoing, Family Dollar respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2013 Proxy Materials. If the Staff does not concur with Family Dollar's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. We ask that the Staff provide its response to the undersigned, via email at gary.ivey@alston.com or via facsimile at (704) 444-1690, and to Family Dollar, attention of Beth MacDonald, Vice President - Assistant General Counsel and Assistant Secretary, via email at bmacdonald@familydollar.com or via facsimile at (704) 844-1586.

Please call the undersigned at (704) 444-1090 if you should have any questions or need additional information or as soon as a Staff response is available. We appreciate your attention to this request.

Sincerely,

Gary C. Ivey

Gary C. Ivey

cc: Beth MacDonald
Vice President - Assistant General Counsel
and Assistant Secretary
Family Dollar Stores, Inc.
10401 Monroe Road
Matthews, NC 28105

The AFL-CIO Reserve Fund (Proponent)
815 Sixteenth Street, NW
Washington, D.C. 20006
Attn: Brandon J. Rees
Via facsimile (202) 508-6992 and UPS

Appendix A

Proposal

Facsimile Transmittal

Date: August 8, 2012

To: James C. Snyder, Family Dollar, Inc. ATTN: Marcia

Fax: 704-708-7191

From: Brandon J. Rees, AFL-CIO

Pages: 2 (including cover page)

Dear Marcia,

Thank you for forwarding this letter to Mr. Snyder. Have a nice day.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

August 8, 2012

Sent by Facsimile and UPS

Mr. James C. Snyder, Jr., Senior Vice President
General Counsel and Secretary
Family Dollar Stores, Inc.
10401 Monroe Road
Matthew, NC 28105

Dear Mr. Snyder,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Family Dollar (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 86 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-5152.

Sincerely,

[signature]

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

Shareholder Proposal

Resolved, the shareholders of Family Dollar Services, Inc. ("Family Dollar") urge the Board of Directors ("Board") to amend Family Dollar's Business Partner Code of Conduct to adopt and enforce the International Labor Organization's ("ILO") Declaration of Fundamental Principles and Rights at Work and applicable ILO conventions (collectively, the "Fundamental ILO Conventions"):

(a) freedom of association and the effective recognition of the right to collective bargaining (ILO Conventions 87 and 98);
(b) the elimination of all forms of forced or compulsory labor (ILO Conventions 29 and 105);
(c) the effective abolition of child labor (ILO Conventions 138 and 182); and
(d) the elimination of discrimination in respect of employment and occupation (ILO Conventions 100 and 111).

The Board should prepare a report, at reasonable cost and omitting proprietary information, to shareholders concerning the implementation of this policy.

Supporting Statement

The ILO is the United Nations' tripartite agency of governments, employers and workers that is responsible for developing international labor standards. The ILO's Declaration on Fundamental Principles and Rights at Work identifies a set of core labor principles endorsed by the international community. The above conventions are fundamental to the rights of workers.

Family Dollar is a significant purchaser of merchandise from various domestic and international suppliers. In our view, violations of international labor standards by suppliers to Family Dollar can expose Family Dollar to negative publicity, legal liabilities, and a loss of consumer confidence in the Family Dollar brand name. For these reasons, violations of the Fundamental ILO Conventions by Family Dollar suppliers may reduce shareholder value at Family Dollar.

Family Dollar has adopted its own Business Partner Code of Conduct that applies to all suppliers who provide merchandise to Family Dollar. However, Family Dollar's existing Business Partner Code of Conduct does not incorporate all of the Fundamental ILO Conventions. For example, the Business Partner Code of Conduct does not recognize the right to freedom of association or collective bargaining (ILO Conventions 87 and 88). Regarding workers' rights, the Business Partner Code of Conduct only requests compliance with local laws, rather than specifying these standards as fundamental rights.

The United Nations' Special Representative of the Secretary-General John Ruggie has commented that "the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate...it exists over and above compliance with national laws and regulations protecting human rights." ("Guiding Principles on Business and Human Rights: Implementing the United Nations 'Protect, Respect and Remedy' Framework," United Nations Human Rights Council, 2011).

In our view, the local laws and regulations of countries where merchandise is produced by suppliers for Family Dollar may not be adequate to ensure compliance with the Fundamental ILO Conventions. We believe that incorporating all of the Fundamental ILO Conventions into Family Dollar's Business Partner Code of Conduct will help ensure that Family Dollar's suppliers act in conformity with internationally-recognized labor rights standards.

For these reasons, we urge you to vote "FOR" this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A Division of Amalgamated Bank of Chicago

Mary C. Murray
Vice President
312-822-3112

August 8, 2012

Mr. James C. Snyder, Jr., Senior Vice President
General Counsel and Secretary
Family Dollar Stores, Inc.
10401 Monroe Road
Matthew, NC 28105

Dear Mr. Snyder,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 86 shares of common stock (the "Shares") of Family Dollar, Inc. beneficially owned by the AFL-CIO Reserve Fund as of August 8, 2012. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of August 8, 2012. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No.

*** FISMA & OMB Memorandum M-07-16 ***

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3112.

Sincerely,

Mary C. Murray

Mary C. Murray
Vice President

FAMILY DOLLAR
my family. my family dollar.

August 20, 2012

VIA FEDERAL EXPRESS

Brandon J. Rees, Acting Director
Office of Investment
American Federation of Labor and Congress of Industrial Organizations ("AFL-CIO")
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: *Shareholder Proposal regarding Family Dollar Stores, Inc.*

Dear Mr. Rees:

This letter is to inform you that we believe that the shareholder proposal that you sent to the Company by facsimile on August 8, 2012 and by Federal Express received on August 10, 2012 does not show the proper documentation required by the Securities and Exchange Commission to show proof of ownership of the required amount of securities entitled to vote on the proposal at our annual meeting of stockholders. Specifically, the letter from your broker indicates that the AFL-CIO owns $2000 worth of shares of Family Dollar, Inc. which is not a publicly traded company and is not entitled to vote on the proposal. Furthermore, the shareholder proposal itself indicates the proposal is for Family Dollar Services, Inc., which is also not a public company and is not entitled to vote on the proposal. Please respond to this letter with the proper documentation from your broker within 14 days of receiving this letter. Please contact me by telephone at 704-849-7492 or email at bmacdonald@familydollar.com if you have any questions in the meantime. We look forward to your response.

Sincerely yours,

Beth R. MacDonald

Beth R. MacDonald
Vice President – Assistant General Counsel and
Assistant Secretary

Facsimile Transmittal

Date: August 23, 2012

To: Beth R. MacDonald, Family Dollar Stores, Inc.

Fax: 704-844-1586

From: Brandon J. Rees, AFL-CIO

Pages: 4 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

AFL-CIO
815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

August 23, 2012

Sent by Facsimile and UPS

Ms. Beth R. MacDonald, Vice President
Assistant General Counsel and Assistant Secretary
Family Dollar Stores, Inc.
10401 Monroe Road
Matthew, NC 28105

Dear Ms. MacDonald,

Please see the attached letter from AmalgaTrust, the custodian bank for the AFL-CIO Reserve Fund (the "Fund"), dated August 23, 2012 documenting the Fund's ownership of Family Dollar Stores, Inc. common stock. As you noted in your August 20th letter, the Fund's original shareholder resolution contains a typographic error. The Fund requests that Family Dollar Stores, Inc. accept the enclosed revised shareholder proposal.

Sincerely,

[signature]

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

Shareholder Proposal

Resolved, the shareholders of Family Dollar Stores, Inc. ("Family Dollar") urge the Board of Directors ("Board") to amend Family Dollar's Business Partner Code of Conduct to adopt and enforce the International Labor Organization's ("ILO") Declaration of Fundamental Principles and Rights at Work and applicable ILO conventions (collectively, the "Fundamental ILO Conventions"):

(a) freedom of association and the effective recognition of the right to collective bargaining (ILO Conventions 87 and 98);
(b) the elimination of all forms of forced or compulsory labor (ILO Conventions 29 and 105);
(c) the effective abolition of child labor (ILO Conventions 138 and 182); and
(d) the elimination of discrimination in respect of employment and occupation (ILO Conventions 100 and 111).

The Board should prepare a report, at reasonable cost and omitting proprietary information, to shareholders concerning the implementation of this policy.

Supporting Statement

The ILO is the United Nations' tripartite agency of governments, employers and workers that is responsible for developing international labor standards. The ILO's Declaration on Fundamental Principles and Rights at Work identifies a set of core labor principles endorsed by the international community. The above conventions are fundamental to the rights of workers.

Family Dollar is a significant purchaser of merchandise from various domestic and international suppliers. In our view, violations of international labor standards by suppliers to Family Dollar can expose Family Dollar to negative publicity, legal liabilities, and a loss of consumer confidence in the Family Dollar brand name. For these reasons, violations of the Fundamental ILO Conventions by Family Dollar suppliers may reduce shareholder value at Family Dollar.

Family Dollar has adopted its own Business Partner Code of Conduct that applies to all suppliers who provide merchandise to Family Dollar. However, Family Dollar's existing Business Partner Code of Conduct does not incorporate all of the Fundamental ILO Conventions. For example, the Business Partner Code of Conduct does not recognize the right to freedom of association or collective bargaining (ILO Conventions 87 and 88). Regarding workers' rights, the Business Partner Code of Conduct only requests compliance with local laws, rather than specifying these standards as fundamental rights.

The United Nations' Special Representative of the Secretary-General John Ruggie has commented that "the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate...it exists over and above compliance with national laws and regulations protecting human rights." ("Guiding Principles on Business and Human Rights: Implementing the United Nations 'Protect, Respect and Remedy' Framework," United Nations Human Rights Council, 2011).

In our view, the local laws and regulations of countries where merchandise is produced by suppliers for Family Dollar may not be adequate to ensure compliance with the Fundamental ILO Conventions. We believe that incorporating all of the Fundamental ILO Conventions into Family Dollar's Business Partner Code of Conduct will help ensure that Family Dollar's suppliers act in conformity with internationally-recognized labor rights standards.

For these reasons, we urge you to vote "FOR" this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

Mary C. Murray
Vice President
312-822-3112

August 23, 2012

Mr. James C. Snyder, Jr., Senior Vice President
General Counsel and Secretary
Family Dollar Stores, Inc.
10401 Monroe Road
Matthew, NC 28105

Dear Mr. Snyder,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 86 shares of common stock (the "Shares") of Family Dollar Stores, Inc. beneficially owned by the AFL-CIO Reserve Fund as of August 8, 2012. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of August 8, 2012. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. *** FISMA & OMB Memorandum M-07-16 ***

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3112.

Sincerely,
Mary C. Murray
Vice President

Appendix B

Code of Conduct

FAMILY DOLLAR

Business Partner Code of Conduct

Family Dollar Services, Inc. ("FDS") and its affiliates conduct our business in accordance with high ethical standards and expect our business partners to share in this philosophy. We utilize these standards in the selection of our business partners, expecting full compliance from our business partners, including all manufacturers, contractors, subcontractors and suppliers utilized in the manufacture of products for FDS. FDS will always strive to improve the working environment for those involved in the production of our products. It is imperative that our customers have confidence that our products are produced in facilities that are in full compliance with regulatory requirements regarding workers' rights, provide a safe and healthy work environment and adhere to all FDS Business Partner Code of Conduct policies as set forth herein. Participation in this program and adherence to program policy is mandatory for all FDS business partners.

I. WORK ENVIRONMENT
FDS will only work with business partners who provide a safe and healthy workplace that complies with all local laws. Business partners who provide dormitory and/or residential facilities for their workers must ensure these facilities are safe, healthy and in compliance with local standards. FDS expects all business partners to promote employee health and safety through internal training and awareness programs.

II. LABOR POLICY
FDS will not knowingly work with business partners who use forced or compulsory labor, perceived or otherwise, in the manufacture of products for our stores. Labor, including overtime, shall be voluntary at all times.

III. EMPLOYEE DISCIPLINE
FDS will not knowingly work with business partners who utilize physical or mental punishment, including psychological coercion, against their employees, perceived or otherwise. Employees shall be treated with dignity and respect at all times.

IV. EQUAL EMPLOYMENT OPPORTUNITIES
FDS has the highest respect for cultural differences. However, we believe workers should be employed based upon their abilities, rather than their race, gender, personal characteristics or beliefs. Evidence of discrimination or discriminatory behavior in the workplace, of any form, will not be tolerated.

V. WORKERS' RIGHTS
FDS expects that its business partners will abide by all applicable local laws respecting the rights of workers. Business partners are encouraged to develop internal programs, policies and procedures that clearly define their business practices and provide employees with a viable means of managing conflict and resolving disputes.

VI. WORKING HOURS
FDS seeks business partners that do not require employees to work a number of hours, during a week, that exceed local laws or business customs. Business partners should maintain a workweek consistent with normal hours of operation for their industry, with compensated overtime, in compliance with local laws.

VII. WAGES & BENEFITS
FDS seeks business partners that provide wages and benefits in compliance with local laws and that are committed to the betterment of wage and benefit levels that address the basic needs of workers and their families.

VIII. CHILD LABOR
FDS will not knowingly work with business partners who utilize child labor. Child labor is defined as either being below the local minimum working age, or the age of 14, whichever is greater.

IX. COUNTRY OF ORIGIN
FDS will not knowingly work with business partners who use deceptive trade practices to deliberately misrepresent country of origin in order to evade quota or other import restrictions or duties on any product(s) that will be sold in our stores.

X. ENVIRONMENTAL
FDS will not knowingly work with business partners who are not in full compliance with all applicable environmental regulations.

Business partner agrees to permit and fully cooperate with any inspection, audit or product testing by FDS or FDS's representatives at business partner's facilities or the facilities of business partner's direct or indirect supplier(s). Failure to comply with the requirements detailed in this document may lead to the immediate cancellation by FDS of all outstanding purchase orders or other business with business partner. Furthermore, FDS reserves the right to reject or return any merchandise not produced or supplied in compliance with the foregoing and to charge business partner for any and all cost, expenses, and/or losses in connection with such rejection or return resulting from business partner's failure to comply with said Standards.

I, ______________________________ (name), of ________________________________(Business Partner or Vendor), the manufacturer/owner/agent of the merchandise described in Family Dollar Purchase Order Number(s) ______________ warrant, represent, and certify that all merchandise was produced or manufactured by ___________________________ (Business Partner or Vendor) in full compliance with the above referenced requirements.

Signature: ______________________________

Title: ______________________________

Date: ______________________________